This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.

NOTICE OF COMPULSORY ACQUISITION

for all the Outstanding Common Shares of Norsemont Mining Inc.

May 4, 2011

To:	Holders of common shares of Norsemont Mining Inc. who did not accept the offer made by HudBay Minerals Inc. (“HudBay” or the “Offeror”) dated January 24, 2011, as extended

PLEASE REFER TO THE INSTRUCTIONS ATTACHED HERETO

On January 24, 2011, HudBay made an offer (as extended pursuant to the notice of extension dated March 1, 2011, the “Offer”), to purchase all of the issued and outstanding common shares (“Common Shares”) of Norsemont Mining Inc. (“Norsemont”), including any Common Shares issued after the date thereof but before the expiry time of the Offer upon the exercise, exchange or conversion of any Convertible Securities (as defined in the Offer and accompanying circular (the “Circular”)), together with the associated rights issued under the Shareholder Rights Plan (as defined in the Offer and Circular), for consideration per Common Share, at the election of each holder, of either:

•	0.2617 of a common share of HudBay (each whole common share of HudBay, a “HudBay Share”) and Cdn.$0.001 in cash, or

•

cash in an amount that is greater than Cdn.$0.001, not to exceed Cdn.$4.50, and, if less than Cdn.$4.50 in cash is elected, the number of HudBay Shares equal to the excess of Cdn.$4.50 over such elected cash amount, divided by Cdn.$17.19, in each case subject to pro-ration and rounding to give effect to the maximum possible aggregate cash consideration of Cdn.$130,000,000 to be paid for all Common Shares on a fully-diluted basis, as more particularly described in the Offer.

The Offer expired at 5:00 p.m. (Toronto time) on March 15, 2011 (the “Expiry Time”). The Offeror has taken up and accepted for payment 112,185,931 Common Shares representing approximately 96.6% of the Common Shares not already owned by HudBay on a fully-diluted basis (and 97.8% when added to the Common Shares already owned by the Offeror).

The Offeror intends to acquire the remainder of the Common Shares (the “Remaining Shares”) from those shareholders of Norsemont who have not accepted the Offer (the “Remaining Shareholders”, which includes any person who subsequently acquired any Remaining Shares whether by exercise of convertible security or otherwise), pursuant to Section 300 of the Business Corporations Act (British Columbia) (the “BCBCA”), for the same consideration and on the same terms as the Offer (the “Compulsory Acquisition”).

The Offeror is hereby exercising its rights under the BCBCA to acquire all of the Remaining Shares and hereby gives notice pursuant to Section 300 of the BCBCA that:

(a)	the Offer was accepted by shareholders of Norsemont (the “Accepting Shareholders”) who, in the aggregate, held at least 90% of the Common Shares, other than Common Shares already held at the date of the Offer by, or by a nominee for, the Offeror or any of its affiliates;

(b)	the Offeror has taken-up and accepted for payment the Common Shares held by the Accepting Shareholders;

(c)	under the BCBCA, upon sending this Notice to a Remaining Shareholder, the Offeror is, subject to paragraph (d) below, entitled and bound to acquire all of the Remaining Shares of such Remaining Shareholder for the same consideration and on the same terms as the Common Shares that were acquired under the Offer; and

(d)	a Remaining Shareholder may, within two months from the date of this Notice, apply to the Supreme Court of British Columbia (the “Court”) for an order setting the price and terms of payment for such Remaining Shareholder’s Remaining Shares and any consequential orders or directions that the Court considers appropriate.

Where the Court, on application made by a Remaining Shareholder to whom this Notice was given, has not ordered otherwise, the Offeror must, no earlier than two months after the date of this Notice or, if an application to the Court by a Remaining Shareholder to whom this Notice was given is then pending, then after that application has been disposed of, send a copy of this Notice to Norsemont and pay or transfer to Norsemont the consideration payable by the Offeror for the Remaining Shares that the Offeror is entitled to acquire. On receiving such notice and consideration, Norsemont must register the Offeror as the shareholder of Norsemont with respect to all the Remaining Shares. The consideration received by Norsemont from the Offeror will be held by Norsemont, or a trustee approved by the Court, in trust for the Remaining Shareholders.

The Offeror intends to transfer the maximum potential consideration for, and become registered as the shareholder with respect to, the Remaining Shares on or about July 5, 2011. In order to prevent a delay in receiving the purchase price for your Remaining Shares, the Offeror recommends that you complete the enclosed Letter of Transmittal and return it together with the certificate(s) representing your Remaining Shares to Kingsdale Shareholder Services Inc. (the “Depositary”) at the address set forth in the instructions attached hereto, within 30 days of the date of this Notice. Please note that interest will not be payable, under any circumstances, on amounts representing the purchase price for any Remaining Shares.

If you have already deposited all of your Common Shares under the Offer, no further action is required by you.

The Compulsory Acquisition applies only to Common Shares. Any holder of Convertible Securities who wishes to receive consideration under the Compulsory Acquisition must, to the extent permitted by the terms of the Convertible Securities and applicable laws, exercise, exchange or convert such Convertible Securities in accordance with their terms prior to July 5, 2011 (or such earlier date when such Convertible Securities may terminate, as applicable) in order to acquire Common Shares and then deliver those Common Shares, together with the enclosed Letter of Transmittal, to the Depositary at or prior to 5:00 p.m. (Toronto time) on July 5, 2011.

Remaining Shareholders are advised to consult their tax advisors to determine the particular tax consequences of the disposition of their Remaining Shares pursuant to the Compulsory Acquisition.

The foregoing is only a summary of the statutory right of Compulsory Acquisition. The summary is not intended to be complete and is qualified in its entirety by the provisions of Section 300 of the BCBCA. Remaining Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and requires strict adherence to notice and timing provisions, failing which certain rights available to Remaining Shareholders may be lost or altered. Remaining Shareholders should consult their own legal advisors for further information.

Yours truly,

HUDBAY MINERALS INC.

Per: (Signed) “David Garofalo”

President and Chief Executive Officer

HOW TO RESPOND TO THIS NOTICE OF COMPULSORY ACQUISITION

Within 30 days of the date of this Notice, a Remaining Shareholder should:

(A)	to receive the consideration per Common Share of either

•	0.2617 of a HudBay Share and Cdn.$0.001 in cash, or

•

cash in an amount that is greater than Cdn.$0.001, not to exceed Cdn.$4.50, and, if less than Cdn.$4.50 in cash is elected, the number of HudBay Shares equal to the excess of Cdn.$4.50 over such elected cash amount, divided by Cdn.$17.19, in each case subject to pro-ration and rounding as described in the Offer, for such Remaining Shareholder’s Remaining Shares without delay, complete the enclosed Letter of Transmittal and deliver the same to the Depositary at the address specified below together with the certificate(s) representing such Remaining Shareholder’s Remaining Shares; or

(B)	apply to the Court for an order setting the price and terms of payment for such Remaining Shareholder’s Remaining Shares and any consequential orders or directions that the Court considers appropriate.

Letters of Transmittal and certificate(s) representing Remaining Shares should be delivered to the Depositary at the following address:

Kingsdale Shareholder Services Inc.

By Mail	By Registered, by Hand or by Courier

The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-800-775-3159

E-Mail: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

The method used to deliver the Letter of Transmittal, any accompanying certificate(s) representing Remaining Shares and all other required documents is at the option and risk of the Remaining Shareholder depositing these documents. The Offeror recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of July 5, 2011, to permit delivery to the Depositary at or prior to 5:00 p.m. (Toronto time) on July 5, 2011. Delivery will only be effective upon actual receipt by the Depositary.

If a certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at the address provided above. The Depositary will provide replacement instructions. If your certificate has been lost or destroyed, you may be required to provide proof that the certificate was lost or destroyed, an indemnity or any other reasonable document or action at the request of Norsemont.

If you complete and deliver a properly completed and executed Letter of Transmittal to the Depositary with the certificate(s) representing Remaining Shares on or before 5:00 p.m. (Toronto time) on July 5, 2011, the cheque representing the payment to which you are entitled will be sent to you by regular mail promptly after July 8, 2011.

After the Offeror has been registered as the holder of the Remaining Shares, Norsemont, or a trustee approved by the Court, must hold in trust the funds received from the Offeror for the benefit of the former holders of the Remaining Shares. A former holder must provide to Norsemont the certificate(s) issued in respect of the Remaining Shares formerly held, or such other evidence as to entitlement as Norsemont may require, in order to receive the funds to which the former holder is entitled.

After July 8, 2011, Norsemont intends to communicate further with any former holders of Remaining Shares who did not deliver a Letter of Transmittal and the certificate(s) representing the Remaining Shares to make arrangement for payment.

Interest will not be payable, under any circumstances, on any amounts representing the purchase price for Remaining Shares.

Questions or requests for assistance may be directed to the Depositary, whose contact details are provided above.